January 14, 2011


Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:     Hazlo! Technologies, Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed December 14, 2010
        File No. 333-170480


Dear Ms. Mills-Apenteng,

We received your letter of January 7, 2011, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions concerning the above-reference filing and our related response letter dated December 14, 2010. We hereby submit the following responses to the staff's numbered comments.


   General

   1. We note that you did not provide us with a marked copy of the changes made in your amended filing. Please refer to Item 310 of Regulation S-T and ensure that any future filings are marked to show changed material.

   We will provide a marked copy of the changes made in any and all future filings per Item 310 of Regulation S-T.


   Background of Officers and Directors, page 24

   2. Please tell us why you removed the discussion regarding Mr. Klinicki's founding of Riparian Technologies. In addition, please tell us when he founded the company, whether the company continues to exist and whether he is still associated with the company in any way.

   In the course of modifying the section titled "Background of Officers and Directors", on page 24, per our response to Staff comment #8, dated December 14, 2010, it was determined that Mr. Klinicki's involvement with Riparian Technologies has represented less than one percent of his business activities for the last five years. Due to his low level of business involvement with Riparian Technologies we feel that removing the discussion best represents Mr. Klinicki's current background information. Mr. Klinicki founded Riparian Technologies in 2003. The company continues to exist in very limited capacity. Mr. Klinicki is the Company's owner and sole employee.


   Part II

   Other Expenses of Issuance and Distribution, page 28

   3. We note the fees set forth in Exhibit A to the Escrow Agreement between you and U.S. Bank National Association. Please tell us whether those fees were considered in your calculation of the costs and expenses associated with this offering.

   Although we do not show a line item for the expenses associated with the Escrow Agreement set forth in Exhibit A to the escrow agreement, we have considered the fees in our estimate of costs and expenses associated with our offering. We do not anticipate that our expenses will be significantly higher or lower than those stated in our filing.


This letter responds to all comments contained in your letter dated January 7, 2011. We are requesting that your office expedite the review of our response as much as possible. If you have any questions, please do not hesitate to call me at (520) 990-5533.


                                            Very truly yours,

                                        /s/ Alejandra J. De La Torre
                                            Alejandra J. De La Torre, President